EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2024 of EMX Royalty Corporation (the “Company”) of our reports dated March 12, 2025 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which appear in the Exhibit 99.3 to this Annual Report. We also consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-213709 and 333-275554) of our reports referred to above and references to our name under the heading “Interests of Experts” in the Annual Information Form forming a part of the Annual Report on Form 40-F, which is incorporated by reference in each such Form S-8.

/s/ DAVIDSON & COMPANY LLP
Vancouver, Canada      Chartered Professional Accountants

March 12, 2025